UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Schedule 14F-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

VICAN RESOURCES, INC.
(Exact name of registrant as specified in its corporate charter)

Nevada
(State or other jurisdiction of Incorporation or Organization)

333-107179 & 000-51210		98-0380519
(Commission File Number)		(IRS Employer Identification No.)

2960 W. Pioneer Road
Ogden, UT 84404
(Address of Principal Executive Offices and Zip Code)

 (866) 611-5661
 (Registrant's telephone number, including area code)

April 11, 2017

VICAN RESOURCES, INC.
[______]

---------

INFORMATION STATEMENT
(Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about April 12, 2017 to holders of record at the close of business on April 11, 2017 (the "Record Date"), of shares of common stock, par value $0.001 per share (the "Common Stock"), of Vican Resources, Inc., a Nevada corporation (the "Company"), in connection with the change of control of and composition of the Board of Directors of the Company (the "Board").

The change of control is the result of the acquisition by Ian Jenkins of 1,830,000 shares of Common Stock of the Company, representing approximately 94.3% of the issued and outstanding shares of Common Stock of the Company as of such date, from Acadian Group, Inc., Cumbria Capital, LP, and Kenneth I. Denos, PC, the previous majority shareholders of the Company. Ian Jenkins also acquired 100 shares of Series A Preferred Stock from Cumbria Capital, LP, representing all of the issued and outstanding shares of Series A Preferred Stock of the Company.   The transactions described herein were consummated on April 5, 2017 (the "Closing Date").  The transactions described herein are more fully in that certain Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the "SEC") on April 11, 2017.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's security-holders.

No action is required by the Company's stockholders in connection with this Information Statement.  Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders). This Information Statement will be first mailed to the Company's stockholders of record on or about April 11, 2017.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote.  In this case, the Company's current director is appointing new directors to the Board.  Therefore, no vote of stockholders of the Company is required to effectuate the appointment of the new directors.

On April 5, 2017 (the "Closing Date"), Ian Jenkins acquired 1,830,000 shares of Common Stock of the Company, representing approximately 94.3% of the issued and outstanding shares of Common Stock of the Company as of such date, from Acadian Group, Inc., Cumbria Capital, LP, and Kenneth I. Denos, PC, the previous majority shareholders of the Company. Ian Jenkins also acquired 100 shares of Series A Preferred Stock from Cumbria Capital, LP, representing all of the issued and outstanding shares of Series A Preferred Stock of the Company.

In addition, on the Closing Date, Chene Gardner submitted his resignation from all executive officer positions with the Company, including Chief Executive Officer and President, effective immediately.  In addition, Chene Gardner submitted his resignation as a member of the Board, which resignation shall become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the "Effective Date").   On the Closing Date, Ian Jenkins, was appointed as Chief Executive Officer, Chief Financial Officer, and Director, effective immediately.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company's knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.  The names of the Company's officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)

Chene Gardner		Chief Executive Officer, Chief Financial Officer, Director

The names of the Company's officers and directors as of the Effective Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)

Ian Jenkins		Chief Executive Officer, Chief Financial Officer, Director

Ian Jenkins
Mr. Jenkins has been the Managing Partner of Unprescribed, LLC since 2016.  He was Director of Marketing from 2012 to 2016 at Systemic Formulas Inc. and an Industry Consultant from 2011 to 2012 at Project Based in Salt Lake City, Utah.  Mr. Jenkins was a Turnaround Consultant with Coleridge Group - Phoenix, Arizona, from 2010 to 2011 and Chief Executive Officer of CodeTec - Phoenix, Arizona, from 2009 to 2010. Mr. Jenkins received a Bachelor of Science in Exercise Physiology in 2007 from Utah State University, and an MBA, International Business / Entrepreneurship in 2011 from the Thunderbird School of Global Management - Glendale, AZ.

Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 2,000,000,000 shares of Common Stock and 50,000,000 shares of preferred stock.

Common Stock

Our charter authorizes us to issue up to 350,000,000 shares of Class A common stock, and 50,000,000 shares of Class B common stock.  There are currently no shares of Class A Common Stock issued or outstanding.  There are 1,939,907 shares of Class B Common Stock issued and outstanding.

Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on an as converted basis on all matters submitted to a vote of stockholders, including the election of directors.

Preferred Stock

Our charter authorizes us to issue up to 50,000,000 shares of preferred stock. We have designated 100 of the Company's authorized 50,000,000 shares of preferred stock as Series A Preferred Stock, par value $0.001 per share. All 100 shares of our Series A Preferred Stock are outstanding and, although not convertible into common stock and carries no dividend, distribution, or liquidation rights, each share of Series A Preferred Stock holds 10,000,000 voting rights and is entitled to vote together with our common stock on all matters. Consequently, the holder of our Series A Preferred Stock is able to unilaterally control the election of our board of directors and, ultimately, the direction of our Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company's knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company's directors and "named executive officers."  As of the Record Date, there were approximately 1,939,907 shares of Class B Common Stock outstanding.

Name and address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class (1)
Directors and Named Executive Officers:

Ian Jenkins (2)	1,830,000	94.3%
5% or Greater Beneficial Owners
None

(1)   Beneficial ownership is calculated based on the 1,939,907 shares of Common Stock issued and outstanding as of the Record Date hereof.

(2)   Mr. Jenkins is the Chief Executive Officer, Chief Financial Officer and sole Director of the Company.  Mr. Jenkins also owns all 100 shares of issued and outstanding Series A Preferred Stock, which provides him with an additional 1 Billion votes in any matter on which common shareholder approval is sought or required.  Mr. Jenkin's address is 2960 W. Pioneer Road, Ogden, UT 84404.

LEGAL PROCEEDINGS

To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid any compensation to its Board of Directors.  The Board, at its sole discretion, may vote to provide members of the Board either cash or equity consideration for their services.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the any transaction referred to herein. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

 VICAN RESOURCES, INC.

Date: April 12, 2017	By:	/s/ Ian Jenkins
Ian Jenkins
Chief Executive Officer